September 24, 2013

Blaise A. Rhodes

Staff Accountant

Office of Beverages, Apparel and Mining

United States

Securities and Exchange Commission

100 F. Street, N.W.

Washington, D.C. 20549-3561

Re: Dolat Ventures, Inc.

Form 8-K

Filed May 31, 2013

File No. 001-34128

Dear Mr. Rhodes:

This correspondence is in response to your letter dated September 10, 2013 in reference to our filing of the Form 8-K filed May 31, 2013 on the behalf of Dolat Ventures, Inc.

Please accept the following response and note that Registrant filed amended Form 8-K/A on September 12, 2013.

Comment 1

Item 401 8-K

1. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

Answer - On September 12, 2013, the Registrant filed an amended Form 8-K to incorporate the following text: The Company’s prior certifying accountant, Eugene M. Egeberg CPA  withdrew its firm’s registration with the PCAOB as of November 13, 2012. The Company provided Eugene M. Egeberg CPA with an exhibit 16.1 letter to sign but the firm refused to sign the letter.

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Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Shmuel Dovid Hauck

Shmuel Dovid Hauck

President

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